UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

FTE NETWORKS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86723M304

(CUSIP Number)

Mr. Brian P. McMahon
237 West 35th Street
Suite 901
New York, New York 10001
Telephone: (212) 766-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Pryor Cashman, LLP
7 Times Square
New York, New York 10036
Attn: Eric M. Hellige, Esq.
Telephone: (212) 326-0846

December 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall be not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 134 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86723M304	SCHEDULE 13D	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. McMahon.

	8.	Shared Voting Power:
0
	9.	Sole Dispositive Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. McMahon.

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
713,026 shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11):
3.4% of the outstanding shares of Common Stock.*

14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated based on 20,865,262 shares of Common Stock outstanding as of October 14, 2019.

CUSIP No. 86723M304	SCHEDULE 13D	Page 3 of 4

Item 1 of this Schedule 13D is amended to add the following:

On December 23, 2019, the Reporting Person entered into a Preferred Stock Repurchase Agreement dated as of December 23, 2019 with FTE Networks, Inc., a Nevada corporation (“FTE” or the “Issuer”), and Fred Sacramone pursuant to which the Reporting Person sold to the Issuer all of the shares of Series H Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”), of the Issuer owned by the Reporting Person for a purchase price equal to $67.00.  As a result of such sale, the Reporting Person beneficially owns only the 713,026 shares of Common Stock, par value $0.001 per share (the “Common Stock”), reported hereby and has ceased to be the beneficial owner of more than five percent of the Issuer’s issued and outstanding shares of Common Stock.

Item 5 of this Schedule 13D is amended to add the following:

The information set forth in Item 1 is hereby incorporated by reference into this Item 5. On December 23, 2019, the Reporting Person ceased to be the beneficial owner of any class of the Issuer’s securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1.	Preferred Stock Repurchase Agreement dated as of December 23, 2019, by and among FTE Networks, Inc. and Fred Sacramone and Brian McMahon.

CUSIP No. 86723M304	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2019

/s/ Brian McMahon
Brian McMahon